Exhibit 99.1

Cellectis Reports 1st Quarter 2017 Financial Results

- Clinical trial approval by the FDA for wholly-owned UCART123 in AML & BPDCN patients at Weill Cornell and MD Anderson

- IND clearance granted by the FDA to Servier and Pfizer related to the Phase I clinical trials of UCART19 in ALL patients

- Considering the IPO of Calyxt, Cellectis’ plant sciences subsidiary

- Cash position of $277 million1 (€259 million) as of March 31, 2017

NEW YORK--(BUSINESS WIRE)--May 9, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced its results for the three-month period ended March 31, 2017.

RECENT CORPORATE HIGHLIGHTS

Cellectis - Therapeutics

UCART123 - Cellectis’ most advanced, wholly controlled TALEN® gene-edited product candidate

  Investigational New Drug (IND) approval received from the U.S. Food and Drug Administration (FDA) to conduct Phase I clinical trials in patients with AML and BPDCN.
  First clinical trial approval by the FDA for an allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate.
  AML clinical program to be led, at Weill Cornell, by Gail J. Roboz, MD, Director of the Clinical and Translational Leukemia Programs and Professor of Medicine.
  BPDCN clinical program to be led, at MD Anderson Cancer Center, by Naveen Pemmaraju, MD, Assistant Professor, and Hagop Kantarjian, MD, Professor and Department Chair, Department of Leukemia, Division of Cancer Medicine.
  Completion of cGMP manufacturing runs of UCART123 at large scale, to provide doses for initiating planned Phase I clinical trials in AML and BPDCN patients.

UCART19, exclusively licensed to Servier

  The FDA has granted Pfizer and Servier with Investigational New Drug (IND) clearance to proceed in the U.S. with Phase I clinical development of UCART19 to treat patients with relapsed/refractory acute lymphoblastic leukemia.
  Phase I clinical trials in pediatric and adult ALL patients are ongoing at University College London (UCL) and Kings College London (KCL), UK, sponsored by Servier.

Scientific Conferences

  Data on both wholly-controlled Cellectis programs and Pfizer/Cellectis collaboration programs have been presented at the American Association for Cancer Research (AACR) Annual Meeting:
    UCART22: An allogeneic adoptive immunotherapy for leukemia targeting CD22 with CAR T-cells
    Allogeneic EGFRvIII Chimeric Antigen Receptor T-cells for treatment of glioblastoma
    Differential modulation of the PD-1 pathway impacts the anti-tumor activity of CAR T-cells

Clinical Advisory Board

  Formation of a Clinical Advisory Board (CAB) comprising leading experts in the hematologic malignancies / stem cell transplant, immunotherapy and hematology-oncology clinical research fields to serve as a strategic resource to Cellectis in connection with the clinical development of UCART123.

Calyxt Inc. – Cellectis’ plant science subsidiary

  In April 2017, Cellectis announced that it is exploring the possibility of an initial public offering (IPO) of a minority interest in its plant sciences business, Calyxt.
  New Technology Framework Agreement with Plant Bioscience Limited pursuant to which Calyxt received an option to obtain exclusive license to new crops traits.
  Former Cargill executive Manoj Sahoo joined Calyxt as the Company’s Chief Commercial Officer. As part of Calyxt’s executive team Mr. Sahoo is building a commercial partnership network and executing a go-to-market plan for Calyxt. Mr. Sahoo is joining Calyxt from Cargill, where he worked in the Food Ingredients and Bio-industrial Enterprise

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”).

First quarter 2017 Financial Results

Cash: As of March 31, 2017 Cellectis had €258.5 million in total cash, cash equivalents and current financial assets compared to €276.2 million as of December 31, 2016. This decrease of €17.7 million reflects (i) net cash flows used by operating activities of €15.3 million, (ii) capital expenditures of €0.5 million and (iii) the unrealized negative translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €1.9 million.

Cellectis expects that its cash, cash equivalents and current financial assets of €258.5 million as of March 31, 2017 will be sufficient to fund its current operations to 2019.

Revenues and Other Income: During the quarters ended March 31, 2016 and 2017, we recorded €9.5 million and €9.7 million, respectively, in revenues and other income. This increase primarily reflects (i) an increase of €0.8 million in research tax credit, (ii) a decrease of €0.4 million in collaboration revenues, due primarily to a decrease of €1.4 million in upfront recognition and a decrease of €0.3 million in R&D costs reimbursement, been partially offset by an increase of €1.3 million in supply agreements with Servier, and (iii) a decrease in revenue from licenses of €0.2 million.

Total Operating Expenses: Total operating expenses for the first quarter of 2017 were €28.2 million, compared to €29.9 million for the first quarter of 2016. The non-cash stock-based compensation expenses included in these amounts were €12.8 million and €13.4 million, respectively.

R&D Expenses: For the quarters ended March 31, 2016 and 2017, research and development expenses decreased by €0.5 million from €18.9 million in 2016 to €18.4 million in 2017. Personnel expenses decreased by € 2.1 million from €11.9 million in 2016 to €9.8 million in 2017, primarily due to a €1.7 million decrease in social charges on stock option grants and a €0.5 million decrease in non-cash stock based compensation expense, partly offset by a €0.1 million increase in wages and salaries. Purchases and external expenses increased by €1.5 million from €6.6 million in 2016 to €8.2 million in 2017, mainly due to increased expenses related to UCART123 and the development of other product candidates, including payments to third parties, purchases of biological materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the quarters ended March 31, 2016 and 2017, we recorded €10.5 million and €9.1 million, respectively, of selling, general and administrative expenses. The increase of €1.4 million primarily reflects (i) a decrease of €1.1 million in personnel expenses from €8.3 million to €7.2 million, attributable, to a decrease of €1.5 million of social charges on stock options grants and a decrease of €0.1 million of non-cash stock-based compensation expense, partly offset by a €0.5 million increase in wages and salaries, and (ii) a decrease of €0.4 million in purchases and external expenses.

Financial Gain (Loss): The financial loss was €9.1 million for the first quarter of 2016 compared with an almost nil financial result for the first quarter of 2017. The change in financial result was primarily attributable to a decrease in net foreign exchange loss of €7.6 million due to the effect of exchange rate fluctuations on our USD cash and cash equivalent accounts, an increase of €1.0 million in fair value adjustment income on our foreign exchange derivatives and current financial assets and a €0.2 million net gain realized on the repositioning of foreign exchange derivative instruments.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the quarters ended March 31, 2016 and 2017, we recorded a net loss of €29.5 million (or €0.84 per share on both a basic and a diluted basis) and a net loss of €18.6 million (or €0.53 per share on both a basic and a diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the first quarter of 2017 was €5.8 million (€0.16 per share on both a basic and a diluted basis) compared to adjusted income attributable to shareholders of Cellectis of €16.1 million (€0.46 per share on both a basic and a diluted basis), for the first quarter of 2016. Adjusted income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense of €12.8 million and €13.4 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
(€ in thousands)

As of
	December 31, 2016 Audited	March 31, 2017 Unaudited

ASSETS
Non-current assets
Intangible assets	1 274	1 332
Property, plant, and equipment	16 033	16 068
Other non-current financial assets	656	886
Total non-current assets	17 963	18 286

Current assets
Inventories and accumulated costs on orders in process	112	106
Trade receivables	3 441	5 035
Subsidies receivables	8 276	11 564
Other current assets	8 414	11 405
Cash and cash equivalent and Current financial assets	276 216	258 527
Total current assets	296 459	286 638
TOTAL ASSETS	314 422	304 924

LIABILITIES
Shareholders’ equity
Share capital	1 767	1 767
Premiums related to the share capital	473 306	485 991
Treasury share reserve	(307)	(159)
Currency translation adjustment	2 501	1 422
Retained earnings	(157 695)	(218 505)
Net income (loss)	(60 776)	(18 567)
Total shareholders’ equity - Group Share	258 795	251 948
Non-controlling interests	1 779	1 984
Total shareholders’ equity	260 574	253 932

Non-current liabilities
Non-current financial liabilities	28	21
Non-current provisions	532	551
Total non-current liabilities	560	572

Current liabilities
Current financial liabilities	1 641	379
Trade payables	9 223	12 170
Deferred revenues and deferred income	36 931	33 109
Current provisions	563	563
Other current liabilities	4 930	4 199
Total current liabilities	53 288	50 420
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	314 422	304 924

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – First quarter
(unaudited)
(€ in thousands, except per share data)

	For the three-month period ended March 31,
	2016	2017

Revenues and other income
Revenues	6 978	6 328
Other income	2 521	3 334
Total revenues and other income	9 499	9 662
Operating expenses
Royalty expenses	(433)	(574)
Research and development expenses	(18 870)	(18 392)
Selling, general and administrative expenses	(10 529)	(9 143)
Other operating income and expenses	(76)	(99)
Total operating expenses	(29 908)	(28 208)

Operating income (loss)	(20 409)	(18 546)

Financial gain (loss)	(9 055)	(21)

Net income (loss)	(29 464)	(18 567)
Attributable to shareholders of Cellectis	(29 464)	(18 567)
Attributable to non-controlling interests	-	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0.84)	(0.53)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	(0.84)	(0.53)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted Income (Loss) attributable to shareholders of Cellectis in this press release. Adjusted Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Income (Loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First quarter
(unaudited)
(€ in thousands, except per share data)

	For the three-month period ended March 31,
	2016	2017

Net Income (Loss) attributable to shareholders of Cellectis	(29 464)	(18 567)
Adjustment:
Non-cash stock-based compensation expense	13 414	12 788
Adjusted Income (Loss) attributable to shareholders of Cellectis	(16 050)	(5 779)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.46)	(0.16)

Weighted average number of outstanding shares, basic (units)	35 195 281	35 289 932

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	(0.46)	(0.16)

Weighted average number of outstanding shares, diluted (units)	35 563 743	35 784 930

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

1 Translated only for convenience into U.S. dollars at an exchange rate of €1.00=$1.0691, the daily reference rate reported by the European Central Bank (“ECB”) as of March 31, 2017

CONTACT:
For further information, please contact:
Media contacts
Jennifer Moore, VP Communications
Phone: +1 917-580-1088
email: media@cellectis.com
or
Caitlin Kasunich
KCSA Strategic Communications
Phone: +1 212.896.1241
email: ckasunich@kcsa.com
or
Investor relations contact:
Simon Harnest, VP Corporate Strategy and Finance
Phone: +1 646-385-9008
email: simon.harnest@cellectis.com